EXHIBIT 7.03

May 20, 2013

The Board of Directors

Pactera Technology International Ltd. (the “Company”)

3/F Building 8

Zhongguancun Software Park

Haidian District

Beijing 100193, China

Dear Sirs:

We,  the  Sponsor,  as  defined  below,  an  affiliate  of  funds  managed  or  advised  by  Blackstone Singapore Pte. Ltd. or its affiliates, the Company’s non-executive Chairman, Chris Chen, the Company’s Chief Executive Officer, Tiak Koon Loh, and the Company’s Executive Committee members, David Chen, Sidney Huang and Jun Su (collectively, the “Senior Management Members,” and together with the Sponsor, the “Consortium Members,” “we” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Acquisition”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value.  Our proposal represents a premium of 42.6% to the Company’s closing price on May 17, 2013, and a premium of 39.0% to the volume-weighted average closing price during the last 30 trading days.  We are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1. Consortium. The Sponsor and the Senior Management Members have entered into a consortium agreement pursuant to which we will form an acquisition vehicle for the purpose of implementing the Acquisition, and have agreed to work exclusively with each other to pursue the Acquisition.  The Acquisition will be in the form of a merger of the Company with the acquisition vehicle that the Sponsor and the Senior Management Members will form.  You should be aware that the Consortium Members who own ordinary shares of the Company and/or American Depositary Shares (“ADSs,” each ADS representing one ordinary share of the Company) are interested only in pursuing this Acquisition and are not interested in selling their ordinary shares or ADSs in any other transaction involving the Company.

2. Purchase Price.  Based on the information available to us, we anticipate that the consideration payable in the Acquisition will be US$7.50 in cash per ADS/ordinary share, in each case other than for certain ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition.

3. Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.  We have been in discussions with Citigroup Global Markets Asia Limited on arranging debt financing for the Acquisition.

4. Due Diligence. We have engaged Citigroup Global Markets Inc. as financial advisor to the Consortium Members, Ropes & Gray LLP as international legal counsel to the Sponsor and to the Consortium Members, Cleary Gottlieb Steen & Hamilton LLP as international legal counsel to the Senior Management Members, and Deloitte & Touche as accounting and tax advisor.  We have significant experience in structuring and consummating transactions of this nature and would expect to complete due diligence on a highly expedited basis. We and our advisors are prepared and ready to engage in the next stage of discussions.

5. Definitive Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”).  The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.   We anticipate the Definitive Agreements will be completed in parallel with due diligence.

6. Process. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it.  Given the involvement of the Senior Management Members in the Acquisition, we would expect that the independent members of the Board will proceed to consider our proposal.

7. About Blackstone.  The Blackstone Group L.P. and its affiliates (“Blackstone”) are one of the world’s leading investment and advisory firms, with 24 offices around the world. Through its different investment businesses, as of March 31, 2013, Blackstone had total assets under management of over US$218.2 billion, including US$52.5 billion in private equity funds.   To date, Blackstone’s private equity funds have invested/committed over US$42 billion in 174 transactions in a variety of industries and geographies in pursuit of Blackstone’s investment objectives. Blackstone’s private equity funds currently manage a global portfolio of investments in 75 companies, which in aggregate combine to represent approximately US$109 billion of revenues and over 734,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided therein.

9. Public Disclosure.  To comply with United States securities laws requirements, the Senior Management Members will be required to disclose the nature of this proposal, as well as a copy of this bid letter, and their agreement with the Sponsor in filings with the Securities and Exchange Commission on Schedule 13D.   However, we trust you will agree with us that it is in our mutual interests  to  ensure  that  except  as  otherwise  required  by  law  the  parties  proceed  in  a  strictly confidential  manner  until  the  execution  of  the  Definitive  Agreements  or  termination  of  our discussions in connection with the proposed Acquisition.

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We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal.  We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe.  Should you have any questions concerning this letter, please feel free to contact us at any time.  We look forward to hearing from you.

Tiak Koon Loh	Edward Huang
Chief Executive Officer	Senior Managing Director
Pactera Technology International Ltd.	The Blackstone Group

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/s/ Tiak Koon Loh
Tiak Koon Loh
For and on behalf of the Senior Management Members

Signature Page — Bid Letter

Red Pebble Acquisition Co Pte. Ltd. (the “Sponsor”)

By:	/s/ Kimmo Tammela
Name: Kimmo Tammela
Title: Director

Signature Page — Bid Letter